

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2009

VIA U.S. Mail and Facsimile 630-887-2344

Rubin McDougal
Chief Financial Officer
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

  Re: **CNH GLOBAL N.V.**
     Form 20-F for the fiscal year ended December 31, 2008
     Filed March 3, 2009
     File No. 333-05752

Dear Mr. McDougal:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 33

Application of Critical Accounting Policies, page 47

Recoverability of Long-lived Assets, page 48

1.   We see that your implied market capitalization (based on stock price) is less than
        book value and indicated fair value at December 31, 2008; however, no goodwill
        impairment was indicated based on your annual impairment test.   In the interest
        of providing readers with a better insight into management's judgments into
        accounting for goodwill, please tell us and consider disclosing the following in
        future filings:

        ·   Since two valuation methodologies were used please disclose sufficient
                information to enable a reader to understand how each of the methods
                differ, the assumed benefits of a valuation prepared under each method,
                and why management selected these methods as being the most
                meaningful for the company in preparing the goodwill impairment
                analyses;
        ·   How you weight each of the methods used including the basis for that
                weighting. The current disclosure that fair value of reporting units is
                based on a "correlation of the market approach and income approach" is
                unclear;
        ·   If applicable, how the assumptions and methodologies used for valuing
                goodwill in the current year have changed since the prior year highlighting
                the impact of any changes;
        ·   Disclosure of a comparison of fair value to book value ("cushion") in
                performing the first step of the goodwill impairment test by reporting unit.

2.   Regarding the discounted cash flow method used under the income approach for
        determining fair value of your reporting unit, please consider disclosing the
        following in future filings:

        ·   Identification of the terminal year in your calculation;
        ·   Discussion of how you estimated cash flows for the valuation;
        ·   Key features about any material assumptions;
        ·   Specific discount rates used and how the discount rates differ by reporting
                unit; and
        ·   Growth assumptions.

Rubin McDougal
CNH GLOBAL N.V.
May 19, 2009
Page 3

3.   Regarding the guideline company method used in the market approach for determining fair value of your reporting units, please consider disclosing in future filings how you identified comparable companies and disclosing any control premiums used in your analysis.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3676 or Kristin Lochhead at (202) 551-3664 if you have questions.   In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief